----------------------------
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                                                    ----------------------------

                                  SCHEDULE 13G







                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                                 ePresence, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    06698104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |X| Rule 13d-1(b)

    |_| Rule 13d-1(c)

    |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 8 PAGES

--------------------------------------------------------------------------------
CUSIP No. 06698104                     13G             Page  2  of  8  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HarbourVest Partners, LLC
       I.R.S. No. 04-3335829
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                 (b)  |_|
       N/A

--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  Number of
   Shares           3,947,380

              ------------------------------------------------------------------
Beneficially    6   SHARED VOTING POWER
  Owned by
    Each            -0-

             -------------------------------------------------------------------
  Reporting         SOLE DISPOSITIVE POWER
   Person
    With        7   3,947,380

              ------------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    -0-

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,631,580 shares of Common Stock
       1,315,800 from Common Stock warrants
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       15.8%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
CUSIP No. 06698104                     13G             Page  3  of  8  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D. Brooks Zug

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                   (b)  |_|
       N/A

--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  Number of
   Shares           -0-

--------------------------------------------------------------------------------
Beneficially    6   SHARED VOTING POWER
  Owned by
    Each            3,947,380

--------------------------------------------------------------------------------
  Reporting     7   SOLE DISPOSITIVE POWER
   Person
    With            -0-

--------------------------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    3,947,380

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,631,580 shares of Common Stock
       1,315,800 from Common Stock warrants
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------

  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       15.8%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

--------------------------------------------------------------------------------
CUSIP No. 06698104                     13G             Page  4  of  8  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Edward W. Kane

--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                   (b)  |_|
       N/A

--------------------------------------------------------------------------------
  3    SEC USE ONLY



--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       USA

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  Number of
   Shares           -0-
              ------------------------------------------------------------------
Beneficially    6   SHARED VOTING POWER
  Owned by
    Each            3,947,380
              ------------------------------------------------------------------
  Reporting     7   SOLE DISPOSITIVE POWER
   Person
    With            -0-
              ------------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    3,947,380

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,631,580 shares of Common Stock
       1,315,800 from Common Stock warrants
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       15.8%

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

      Item 1(a)    Name of Issuer:
                   --------------
                   ePresence, Inc. ("Company")

      Item 1(b)    Address of Issuer's Principal Executive Offices:
                   -----------------------------------------------
                   120 Flanders Road
                   Westboro, MA 01581-5013

      Item 2(a)    Name of Person Filing:
                   ---------------------
                   This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

      Item 2(b)    Address of the Principal Offices:
                   --------------------------------
                   The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

      Item 2(c)    Citizenship:
                   -----------
                   HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

      Item 2(d)    Title of Class of Securities:
                   ----------------------------
                   Common Stock

      Item 2(e)    CUSIP Number:
                   ------------
                   06698104

      Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   HarbourVest:  (e) (X)  Investment Adviser registered under
                                          ss.203 of the Investment Advisers Act
                                          of 1940.

                   Kane:         Not Applicable

                   Zug:          Not Applicable


                                PAGE 5 OF 8 PAGES

      Item 4      Ownership:
                  ---------

                  (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of (i) 2,631,580 shares of Common Stock and
                        (ii) warrants exercisable for 1,315,800 shares of Common Stock. The Warrants are non-voting. HarbourVest is the managing member of HVP V-Direct Associates L.L.C., which is the general partner of HarbourVest Partners V-Direct Fund L.P. ("Fund V"). Fund V is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund V, has the sole power to vote and dispose of the securities held by Fund V. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of ePresence, Inc., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

                  (b)   Percent of Class: 15.8% of the Common Stock.

                  (c)   Number of shares as to which such person has:

                        (i)   sole power to vote or to direct the vote:
                              HarbourVest has sole power to vote or to direct the vote of 3,947,380 shares of Common Stock.

                        (ii) shared power to vote or to direct the vote: Kane and Zug share the power to vote 3,947,380 shares of common stock.

                        (iii) sole power to dispose or to direct the disposition
                              of: HarbourVest has sole power to dispose or to direct the disposition of 3,947,380 shares of Common Stock.

                        (iv) shared power to dispose or to direct the disposition of: Kane and Zug share the power to dispose of 3,947,380 shares of common stock.

      Item 5      Ownership of Five Percent or Less of a Class:
                  Not applicable.

      Item 6      Ownership of More than Five Percent on Behalf of Another
                  Person: See Item 4 above.

      Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                  Company: Not applicable.

      Item 8 Identification and Classification of Members of the Group: Not applicable.

      Item 9      Notice of Dissolution of a Group:
                  Not applicable.

      Item 10     Certification:
                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                PAGE 6 OF 8 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2001           HarbourVest Partners, LLC

                                    By:    /s/ Martha D. Vorlicek
                                           ----------------------------------
                                    Name:  Martha D. Vorlicek
                                    Title: Managing Director


Dated:  February 13, 2001                  Edward W. Kane

                                    By:    /s/ Edward W. Kane
                                           ----------------------------------
                                    Name:  Edward W. Kane


Dated:   February 13, 2001                 D. Brooks Zug

                                    By:    /s/ D. Brookks Zug
                                           ----------------------------------
                                    Name:  D. Brooks Zug


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                PAGE 7 OF 8 PAGES

EXHIBIT A


                             JOINT FILING AGREEMENT
                             ----------------------
      HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the
Schedule 13G, to which this Agreement is attached, relating to the Common Stock of ePresence, Inc., is filed on behalf of each of them.


Dated:  February 13, 2001                  HarbourVest Partners, LLC

                                    By:    /s/ Martha D. Vorlicek
                                           -----------------------------------
                                    Name:  Martha D. Vorlicek
                                    Title: Managing Director


Dated:  February 13, 2001           Edward W. Kane

                                    By:    /s/ Edward W. Kane
                                           -----------------------------------
                                    Name:  Edward W. Kane


Dated:   February 13, 2001          D. Brooks Zug

                                    By:    /s/ D. Brooks Zug
                                           -----------------------------------
                                    Name:  D. Brooks Zug


                               PAGE 8 OF 8 PAGES